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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2*)


                            ------------------------

                            BUSINESS RESOURCE GROUP
                           (NAME OF SUBJECT COMPANY)

                            BUSINESS RESOURCE GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  12329K 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY S. ROBBINS
                            BUSINESS RESOURCE GROUP
                       2150 NORTH FIRST STREET, SUITE 101
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 325-3200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                With a copy to:

         SCOTT D. BLICKENSTAFF, ESQ.                      STEVEN J. TONSFELDT, ESQ.
     ORRICK, HERRINGTON & SUTCLIFFE LLP                       VENTURE LAW GROUP
               1020 MARSH ROAD                               2800 SAND HILL ROAD
         MENLO PARK, CALIFORNIA 94025                    MENLO PARK, CALIFORNIA 94025
               (650) 614-7400                                  (650) 854-4488

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


* Constituting the final amendment to this Schedule 14D-9


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     This Amendment No. 2, the final amendment, to the Solicitation/
Recommendation Statement on Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on
July 21, 2000 by Business Resource Group, a California corporation (the
"Company" or "BRG"), relating to a tender offer by Purchaser
Corporation, a Delaware corporation ("Purchaser"), disclosed in a tender offer statement on Schedule TO dated July 14, 2000, to purchase all outstanding shares (other than shares held by Purchaser and its affiliates) of common stock of the Company (the "Shares") at a price of $9.25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July
14, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.




ITEM 8. ADDITIONAL INFORMATION.



Item 8 is hereby amended and supplemented by adding the following:



     The Offer expired at 5:00 PM, New York City time, on August 11, 2000. Based on information provided by the Depositary, approximately 4,935,859 Shares, including 14,931 Shares tendered pursuant to guaranteed delivery procedures, or
 .3% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. A copy of the joint press release, dated August 11, 2000, issued by Purchaser and the Company announcing the expiration of the Offer is attached hereto as exhibit (a)(6) and is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


     Item 9 is hereby amended and supplemented by adding the following exhibit:



     (a)(6) Joint Press Release, dated August 11, 2000, issued by Purchaser and the Company.


                                       1

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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY
THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          By: /s/ HARRY S. ROBBINS
                                             --------------------------------
                                            Name: Harry S. Robbins
                                             Title: Member, Special Committee
                                                    of the Board of Directors

August 16, 2000



                                       2
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                                 EXHIBIT INDEX



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
EXHIBIT
  NO.    DESCRIPTION OF EXHIBIT
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
 (a)(6)   --   Joint Press Release, dated August 11, 2000, issued by Purchaser and the Company